Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated August 5, 2021
Relating to Preliminary Prospectus dated July 28, 2021
File No. 333-257702

Priority Income Fund, Inc.
6.000% Series J Term Preferred Stock Due 2028

Final Pricing Term Sheet
August 5, 2021

Issuer:	Priority Income Fund, Inc.

Title of the Securities:	6.000% Series J Preferred Stock Due 2028 (the “Shares”)

Private Rating:*	Egan-Jones Ratings Company: BBB-

Initial Number of Shares Being Offered:	1,400,000

Option to Purchase Additional Shares:	Up to an additional 200,000 Shares within 30 days from the date hereof

Trade Date:	August 6, 2021

Settlement Date:	August 10, 2021 (T+2)

Underwriting Discount:	$0.78125 per Share; $1,093,750 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Share; $33,906,250 total (assuming the over-allotment option is not exercised)

Initial Public Offering Price:	$25.00 per Share

Liquidation Preference:	$25.00 per Share

Principal at Time of Payment:	100% of the aggregate Liquidation Preference; payable on the Term Redemption Date.

Dividend Rate:	6.000% per annum

Day Count:	30/360

Original Issue Date:	August 10, 2021

Term Redemption Date:	December 31, 2028

Date Dividends Start Accruing:	August 10, 2021

Dividend Payment Date:	Quarterly, when, as and if declared by the Board of Directors out of funds legally available for payment, beginning September 30, 2021.

Dividend Periods:	The initial dividend period will be the period from and including August 10, 2021 to, but excluding, the initial dividend payment date (September 30, 2021), and quarterly thereafter.

Regular Record Dates for Dividend:	The date designated by the Board of Directors that is not less than seven, nor more than 20, calendar days prior to the applicable payment date.

Optional Redemption:
The Shares may be redeemed in whole or in part at any time or from time to time at Issuer’s option after August 10, 2024 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the Liquidation Preference of the Shares to be redeemed plus accrued and unpaid dividend payments otherwise payable thereon for the then-current quarterly dividend period accrued to (but excluding) the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Shares redeemed prior to the Term Redemption Date.

Listing:	Issuer intends to list the Shares on the New York Stock Exchange within 30 days of the original issue date under the trading symbol “PRIFJ.”

CUSIP / ISIN:	74274W772 / US74274W7728

Lead Book-Running Manager:	Ladenburg Thalmann & Co. Inc.

Book-Running Managers:	B. Riley Securities, Inc. Compass Point Research & Trading, LLC InspereX LLC Wedbush Securities Inc. William Blair & Company, L.L.C.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Investors should consider the Company’s investment objectives, risks, charges and expenses carefully before investing. The preliminary prospectus, which contains this and other information about the Company, should be read carefully before investing. The information in the preliminary prospectus and in this pricing term sheet is not complete and may be changed. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission (the “SEC”) relating to the securities described herein is effective. This pricing term sheet is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should carefully read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Ladenburg Thalmann & Co. Inc. toll-free at 1-800-573-2541.